                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934
                  FILING NO. 4 FOR THE MONTH OF SEPTEMBER 2008

                  INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED
                  (Translation of Registrant's name in English)

                     82 MENAHEM BEGIN ROAD, TEL AVIV, ISRAEL
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         Form 20-F [X]     Form 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

     Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.

                               Yes [_]     No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

                  INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED

                       THE SETTLEMENT AND ARRANGEMENT PLAN
                      BETWEEN THE BANK AND ITS SHAREHOLDERS

As was previously reported, On July 6, 2008, the Industrial Development Bank of
Israel Ltd. ("Registrant" or "Bank") filed an application for the approval of a settlement and arrangement plan between the Bank and its shareholders ("the
Arrangement Plan"). Under Israeli law, the Arrangement Plan must first be approved by class meetings of the Bank's shareholders and then by the Court.

On September 25, 2008, the Bank issued an Immediate Report giving notice of the convening of class meetings of the Bank's shareholders, on the agenda being the approval of the abovementioned Arrangement Plan, which will take place on
October 30, 2008, starting at 9:30 A.M., at the offices of Herzog, Fox, Neeman &
Co. - Advocates, 4 Weizman Street, Tel Aviv.

A translation of the Immediate Report issued by the bank, including all its
Appendices, is included as Exhibit 1 to this Form 6-K.

                           FORWARD-LOOKING STATEMENTS

This report on Form 6-K, including the Immediate Report issued by Registrant (a copy of which is included in this report on Form 6-K as Exhibit 1), contain both historical and forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the "Securities Act") and Section
21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act").
These forward-looking statements are not historical facts, but only predictions, and generally can be identified by the use of statements that include phrases such as "believe," "expect," "anticipate," "intend," "plan," "foresee" or other words or phrases of similar import. Similarly, statements that describe our objectives, plans or goals also are forward-looking statements. These forward-looking statements are based on our current expectations and are subject to risks and uncertainties that could cause actual results to differ materially from those currently anticipated. The forward-looking statements included in this report on Form 6-K and the Immediate Report are made only as of the date hereof and we undertake no obligation to publicly update these forward-looking statements to reflect new information, future events or otherwise.

Our actual results, performance and achievements could differ materially from any future results, performance or achievements expressly predicted or implied by these forward looking statements. The important factors which may cause actual results to differ from the forward-looking statements contained herein and in the Immediate Report include, but are not limited to, the following:
general economic and business conditions; the implementation of the government's resolution concerning the privatization of the Bank and the implementation of the arrangement and compromise scheme between the Bank and its shareholders regarding, among other things, the sale of the shares of the Bank, about which the Bank filed an application for the approval of the court; the continued
availability of our line of credit from the Bank of Israel; the government's and/or the Bank of Israel's resolutions regarding our future operations; our ability to collect on existing loans; operating costs for our remaining business activities; and the ability to retain employees for our remaining business activities. Although we believe that the assumptions underlying the forward-looking statements contained herein and in the Immediate Report are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements will prove to be accurate.
In light of the significant uncertainties inherent in the forward-looking statements included herein and in the 2007 annual financial report, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and expectations will be achieved.

Potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on these forward-looking statements. In light of these risks, uncertainties and assumptions, the forward-looking events might or might not occur. We cannot assure you that projected results or events will be achieved.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the
Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     INDUSTRIAL DEVELOPMENT BANK
                                                     OF ISRAEL LIMITED

Date: September 25, 2008                             By: /s/ Michael Warzager
                                                     ------------------------
                                                     Michael Warzager
                                                     General Counsel

                                                     By: /s/ Natan Atlas
                                                     ------------------------
                                                     Natan Atlas
                                                     General Secretary